UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Sierra Wireless, Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

826516106

(CUSIP Number)

IRSHAD KARIM

LION POINT CAPITAL, LP

250 W 55th Street, 33rd Floor

New York, New York 10019

212-356-6200

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 27, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

LION POINT MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,144,396*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,144,396*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,144,396*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

*Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,263,212 additional Common Shares.

2

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

LION POINT CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,144,396*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,144,396*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,144,396*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

*Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,263,212 additional Common Shares.

3

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,144,396*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,144,396*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,144,396*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

*Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,263,212 additional Common Shares.

4

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,144,396*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,144,396*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,144,396*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

*Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,263,212 additional Common Shares.

5

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,144,396*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,144,396*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,144,396*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN

*Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,263,212 additional Common Shares.

6

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

JIM FREEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,144,396*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,144,396*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,144,396*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN

*Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,263,212 additional Common Shares.

7

CUSIP No. 826516106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common shares, without par value (the “Shares”), of Sierra Wireless, Inc., a corporation organized under the laws of Canada (the “Issuer”). The address of the principal executive offices of the Issuer is 13811 Wireless Way, Richmond British Columbia, Canada V6V 3A4.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Lion Point Master, LP, a Cayman Islands exempted limited partnership (“Lion Point”), with respect to the Shares directly and beneficially owned by it;
(ii)	Lion Point Capital GP, LLC, a Delaware limited liability company (“Lion Point Capital GP”), as the general partner of Lion Point;
(iii)	Lion Point Capital, LP, a Delaware limited partnership (“Lion Point Capital”), as the investment manager of Lion Point;
(iv)	Lion Point Holdings GP, LLC, a Delaware limited liability company (“Lion Point Holdings GP”), as the general partner of Lion Point Capital;
(v)	Didric Cederholm, as Founding Partner and Chief Investment Officer of each of Lion Point Capital GP and Lion Point Capital and the Managing Member of Lion Point Holdings GP; and
(vi)	Jim Freeman, as Founding Partner and Head of Research of each of Lion Point Capital GP and Lion Point Capital and the Managing Member of Lion Point Holdings GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Lion Point, Lion Point Capital GP, Lion Point Capital, Lion Point Holdings GP and Messrs. Cederholm and Freeman is 250 West 55th Street, 33rd Floor, New York, New York 10019. Lion Point also has a registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

8

CUSIP No. 826516106

(c)       The principal business of Lion Point is investing in securities. The principal business of Lion Point Capital GP is serving as the general partner of Lion Point. The principal business of Lion Point Capital is serving as the investment manager of Lion Point. The principal business of Lion Point Holdings GP is serving as the general partner of Lion Point Capital. The principal occupation of Mr. Cederholm is serving as the Founding Partner and Chief Investment Officer of each of Lion Point Capital GP and Lion Point Capital and also as a Member and a Manager of each of Lion Point Capital GP and Lion Point Holdings GP. The principal occupation of Mr. Freeman is serving as the Founding Partner and Head of Research of each of Lion Point Capital GP and Lion Point Capital and also as a Member and a Manager of each of Lion Point Capital GP and Lion Point Holdings GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Cederholm is a citizen of each of Sweden and France. Mr. Freeman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Lion Point were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,144,396 Shares beneficially owned by Lion Point is approximately $17,915,856, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons have extensively reviewed the historical financial and operational performance of the Issuer with the assistance of a group of accomplished wireless industry executives and believe that the Issuer has substantial opportunities to unlock stockholder value, including through operational changes and margin improvement initiatives. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

9

CUSIP No. 826516106

The Reporting Persons have been engaged, and continue to engage, in constructive discussions with the Issuer regarding certain matters, including the composition of the Issuer’s Board of Directors (the “Board”).

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 36,233,361 Shares outstanding, as of December 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 40-F filed with the Securities and Exchange Commission on March 11, 2020.

A.	Lion Point
(a)	As of the close of business on April 6, 2020, Lion Point beneficially owned 2,144,396 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 2,144,396
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,144,396
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP No. 826516106

B.	Lion Point Capital GP
(a)	Lion Point Capital GP, as the general partner of Lion Point, may be deemed the beneficial owner of the 2,144,396 Shares owned by Lion Point.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 2,144,396
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,144,396
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Capital GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Lion Point Capital
(a)	Lion Point Capital, as the investment manager of Lion Point, may be deemed the beneficial owner of the 2,144,396 Shares owned by Lion Point.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 2,144,396
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,144,396
4. Shared power to dispose or direct the disposition: 0
(c)	Lion Point Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

11

CUSIP No. 826516106

D.	Lion Point Holdings GP

(a)	Lion Point Holdings GP, as the general partner of Lion Point Capital, may be deemed the beneficial owner of the 2,144,396 Shares owned by Lion Point.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 2,144,396
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,144,396
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Holdings GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Messrs. Cederholm and Freeman
(a)	Each of Messrs. Cederholm and Freeman, as a Founding Partner and Chief Investment Officer and as a Founding Partner and Head of Research, respectively, of each of Lion Point Capital GP and Lion Point Capital and as a Managing Member of Lion Point Holdings GP, may be deemed the beneficial owner of the 2,144,396 Shares owned by Lion Point.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,144,396
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,144,396

(c)	Neither of Messrs. Cederholm or Freeman has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

12

CUSIP No. 826516106

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lion Point has entered into certain cash-settled equity swap agreements with an unaffiliated third party financial institution (the “Swap Agreements”). Collectively, the Swap Agreements held by the Reporting Persons represent economic exposure to an aggregate of 1,263,212 notional Shares, representing approximately 3.5% of the outstanding Shares.

The Swap Agreements provide Lion Point with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Lion Point has economic exposure to an aggregate of 3,407,608, representing approximately 9.4% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

On April 6, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Lion Point has entered into an Advisor Agreement (the “Advisor Agreement”) with Falcon Funding (“Falcon”) relating to certain services (the “Advisor Services”) to be provided by Falcon in connection with Lion Point’s investment in the Issuer. Pursuant to the Advisor Agreement, and in consideration for Falcon’s performance of the Advisor Services, Lion Point has agreed to pay Falcon a fee based on a percentage of the investment gains, if any, relating to Lion Point’s investment in the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Lion Point Master, LP, Lion Point Capital GP, LLC, Lion Point Capital, LP, Lion Point Holdings GP, LLC, Didric Cederholm and Jim Freeman, dated April 6, 2020.

13

CUSIP No. 826516106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2020

lion point master, LP

By:	Lion Point Capital GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Chief Investment Officer

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Managing Manager

Lion Point Capital GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Chief Investment Officer

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Managing Manager

/s/ Didric Cederholm
Didric Cederholm

/s/ Jim Freeman
Jim Freeman

14

CUSIP No. 826516106

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

LION POINT MASTER, LP

Purchase of Common Shares	34,000	9.7646	01/30/2020
Purchase of Common Shares	50,000	9.7819	01/31/2020
Purchase of Common Shares	50,000	9.8302	01/31/2020
Purchase of Common Shares	25,000	8.7342	02/18/2020
Purchase of Common Shares	43,000	8.7929	02/18/2020
Purchase of Common Shares	50,000	8.8771	02/19/2020
Purchase of Common Shares	13,098	8.8454	02/19/2020
Purchase of Common Shares	75,000	8.8903	02/19/2020
Purchase of Common Shares	19,901	8.8685	02/20/2020
Purchase of Common Shares	75,000	8.9697	02/20/2020
Purchase of Common Shares	25,000	8.9629	02/21/2020
Purchase of Common Shares	40,320	9.0181	02/21/2020
Purchase of Common Shares	21,218	8.7058	02/24/2020
Purchase of Common Shares	44,019	8.7240	02/24/2020
Purchase of Common Shares	86,444	8.5269	02/25/2020
Purchase of Common Shares	100,000	8.2749	02/26/2020
Purchase of Common Shares	100,000	8.2684	02/26/2020
Purchase of Common Shares	6,632	8.2067	02/26/2020
Purchase of Common Shares	68,368	7.9664	02/27/2020
Purchase of Common Shares	20,642	8.0308	02/27/2020
Purchase of Common Shares	53,195	7.7884	02/28/2020
Purchase of Common Shares	50,000	7.7148	03/02/2020
Purchase of Common Shares	62,725	7.6294	03/03/2020
Purchase of Common Shares	30,278	7.7051	03/04/2020
Purchase of Common Shares	58,160	7.5243	03/05/2020
Purchase of Equity Swap	50,000	7.3397	03/06/2020
Purchase of Equity Swap	100,000	6.9097	03/09/2020
Purchase of Equity Swap	85,976	6.6133	03/10/2020
Purchase of Equity Swap	86,025	6.5234	03/11/2020
Purchase of Equity Swap	100,000	5.8458	03/12/2020
Purchase of Equity Swap	53,855	6.0228	03/13/2020
Purchase of Equity Swap	66,071	5.7095	03/16/2020
Purchase of Equity Swap	79,422	5.3149	03/17/2020
Sale of Equity Swap	(385,373)	5.5600	03/27/2020
Purchase of Common Shares	385,373	5.5700	03/27/2020